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                       Filed by Wit SoundView Group, Inc.
                       Pursuant to Rule 425 under the Securities
                       Act of 1933
                       Subject Company:  Wit SoundView Group, Inc.
                       Commission File No. 000-26225


On September 26, 2000 Wit SoundView Group, Inc. and E*TRADE Group, Inc. issued the following press release:

MEDIA CONTACTS
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Jennifer DiClerico             Heather Fondo          Rich Horn
Wit SoundView                  E*TRADE Group, Inc.    E*OFFERING
(212) 253-4481                 (650) 331-5248         (415) 618-6627
jdiclerico@witsoundview.com    hfondo@etrade.com      rhorn@eoffering.com
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           WIT SOUNDVIEW AND E*TRADE TO EXPAND STRATEGIC ALLIANCE;

                  SPECIAL MEETING OF SHAREHOLDERS ADJOURNED
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                           UNTIL OCTOBER 16, 2000
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NEW YORK, NY AND MENLO PARK, CA, SEPTEMBER 26, 2000 -- Wit SoundView Group,
Inc. (NASDAQ:WITC) and E*TRADE Group, Inc. (NASDAQ:EGRP) today announced that they have expanded upon their Strategic Alliance. The expanded Alliance, which resolves open issues raised among the parties to the various agreements, includes increased duration of exclusivity, increased volume of trading flow to Wit SoundView, and enhanced international opportunities. To enable its shareholders to consider updated information regarding E*OFFERING and the amendments, Wit SoundView will adjourn its Special Meeting of Shareholders, scheduled for today, until October 16, 2000, and supplemental proxy materials will be mailed shortly to Wit SoundView shareholders.

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On May 15, 2000, Wit SoundView entered into agreements with E*OFFERING and
E*TRADE providing for Wit SoundView to acquire E*OFFERING, and for E*TRADE to make Wit SoundView its exclusive source of IPOs, follow-on offerings and other investment banking products. In addition, E*TRADE agreed to acquire the brokerage accounts of Wit Capital. Wit Capital brokerage accounts will transfer to E*TRADE on September 29, 2000, as scheduled.

ABOUT WIT SOUNDVIEW

Wit SoundView Group, Inc. (NASDAQ: WITC) is the largest online investment banking group focused exclusively on the Internet and technology sectors. Wit SoundView offers a strong complement of investment banking services, from Internet-strategic advisory, venture capital and private equity placements, to public offerings and M&A advisory. With one of the largest research teams in the sector, Wit SoundView produces comprehensive sell-side research on over 285 Internet and technology companies, developed for our online and institutional audiences. Wit SoundView is recognized as one of the first firms to bring online individual investors directly into the capital formation process and continues to leverage the Internet to revolutionize the way in which issuers and investors communicate. For more information, please see www.witsoundview.com. Members NASD/SIPC.
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ABOUT E*TRADE

E*TRADE is a global leader in online personal finance services offering value-added investing, banking and research features, premium customer service and a redundant, proprietary Stateless Architecture-SM- infrastructure. In addition to the U.S., E*TRADE presently serves customers through branded web sites in Norway, Denmark, Korea, Japan, the U.K., Sweden, France, Australia, New Zealand and Canada. E*TRADE Securities, Inc. (Member of NASD/SIPC) and its parent company, E*TRADE Group, Inc. have offices in Northern California and in other major business centers in the U.S. and worldwide. E*TRADE is a registered trademark of E*TRADE Securities, Inc.

IMPORTANT INFORMATION

Please read the registration statement and proxy statement Wit SoundView has filed with the SEC relating to the proposed merger of E*OFFERING into one of its subsidiaries. These documents contain information that is important. You may obtain these documents for free on the Internet web site maintained by the SEC at HTTP://WWW.SEC.GOV. This press release, the final prospectus and certain other documents are available for free on our Internet web site at

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HTTP.//WWW.WITCAPITAL.COM/MERGER/FILINGS/S4.HTML. Wit SoundView and its
directors, executive officers, employees and certain other persons may be deemed to be participants in the solicitation of proxies of Wit SoundView's shareholders to approve the proposed acquisition of E*OFFERING. Such individuals may have interests in the acquisition, including as a result of holding shares or options of Wit SoundView. A detailed list of the names, affiliations and interests of the participants in the solicitation will be set forth on a Schedule 14A to be filed with the SEC by Wit SoundView, and will be available on the SEC's web site as referenced above.